02018602

Rec'd 3-7-02

RECD S.E.C.
FEB 27 2002
501

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seawoulfe Partners, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 Hulfish Street
(No. and Street)

Princeton	New Jersey	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Self 609-924-9630
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia P.A.
(Name — *if individual, state last, first, middle name*)

2015 Lincoln Highway	Edison	New Jersey	08818-0986
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3/14/2002

SEC 1410 (3-91) Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Joseph Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seawoulfe Partners, Ltd., as of December 31, ~~19~~XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Joseph Self
Signature

President
Title

Theresa R. Dolhon
Notary Public

NOTARIAL SEAL
THERESA R. DOLHON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires December 15, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operation
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAWOULFE PARTNERS, LTD.

For the Year Ended December 31, 2001

AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988

(732) 287-1000

Independent Auditors' Report

To the Board of Directors
Seawoulfe Partners, Ltd.

We have audited the accompanying statement of financial condition of Seawoulfe Partners, Ltd. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seawoulfe Partners, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia P.A.
AMPER, POLITZINER & MATTIA P.A.

January 18, 2002
Edison, New Jersey

SEAWOULFE PARTNERS, LTD.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	12,875
Accounts receivable, less allowance for doubtful accounts of $-0-		114
Security deposits and other assets		4,133
	$	17,122

Liabilities and Stockholder's Equity

Accounts payable	$	2,300
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 200 shares issued and outstanding		2,000
Additional paid-in capital		22,831
Accumulated deficit		(10,009)
Total stockholder's equity		14,822
	$	17,122

See accompanying notes to financial statements.

SEAWOULFE PARTNERS, LTD.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Financial-advisory fees	$ 146,145
Transaction fees	25,000
Interest	302
	171,447
Expenses	181,004
Net loss	$ (9,557)

See accompanying notes to financial statements.

SEAWOULFE PARTNERS, LTD.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance - January 1, 2001	$ 2,000	$ 20,700	$ (452)	$ 22,248
Contributions by stockholders	-	14,131	-	14,131
Distributions to stockholders	-	(12,000)	-	(12,000)
Net loss	-	-	(9,557)	(9,557)
Balance - December 31, 2001	$ 2,000	$ 22,831	$ (10,009)	$ 14,822

See accompanying notes to financial statements.

SEAWOULFE PARTNERS, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (9,557)
Adjustments to reconcile net loss to net cash from operating activities	
Amortization	406
(Increase) decrease in	
Accounts receivable	6,282
Increase (decrease) in	
Accounts payable	1,326
Total adjustments	8,014
	(1,543)
Cash flows from financing activities	
Distributions to stockholders	(12,000)
Contributions by stockholders	14,131
	2,131
Net increase in cash	588
Cash - beginning of year	12,287
Cash - end of year	$ 12,875

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Seawoulfe Partners, Ltd. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers. The Company acts as an agent in the merger, divestiture and acquisition of companies for clients throughout the United States. The Company also provides financial-advisory services to clients on lending arrangements as well as acting as consultants for other business and financial issues.

Statement of Changes in Subordinated Liabilities

Rule 17a-5 of the Securities Exchange Act of 1934, requires a statement of changes in subordinated liabilities; however, there are no subordinated liabilities and no statement has been provided for 2001.

Revenue Recognition

Financial advisory fees are recognized as services are rendered. Transaction fees based on the amount of financing obtained are recognized when the financing is acquired.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as a small business S-Corporation for federal and state purposes. Under this election, substantially all of the profits, losses, credits, and deductions of the Company are passed through to the individual stockholder.

Note 2 - Operating Leases

The Company leases office space on a month-to-month basis. Rental expense for the year ended December 31, 2001 was $18,226.

Note 3 - Capital Requirements

The Company is subject to the State of New Jersey ("NJ") Uniform Securities Law (1967), which requires the maintenance of minimum net capital. The Company is also subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which (1) requires the maintenance of minimum net capital and (2) requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital and required net capital were as follows:

Net capital	$ 10,689
Required minimum net capital by NJ	10,000
Required minimum net capital by SEC	5,000

The ratio of aggregate indebtedness to net capital was .22 to 1.00.

Note 4 - Major Customers

The Company had three customers that accounted for 100% of total sales for 2001. High concentrations of sales from a small number of customers occurs when a small number of transactions take place in a particular year. There may also be years in which sales are generated from a large number of customers. Major customers are not necessarily the same clients each year. Major customers are defined as more than 10% of total revenues.

AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988

(732) 287-1000

Independent Auditors' Report
on Supplemental Information

To the Board of Directors
Seawoulfe Partners, Ltd.

Our report on our audit of the basic financial statements of Seawoulfe Partners, Ltd. for the year ended December 31, 2001, appears on page 1. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental information for the year ended December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statement and, accordingly, we express no opinion on it.

Amper, Politziner & Mattia P.A.
AMPER, POLITZINER & MATTIA P.A.

January 18, 2002
Edison, New Jersey

SEAWOULFE PARTNERS, LTD.
Schedule of Expenses
For the Year Ended December 31, 2001
(Unaudited)

Salaries	$	54,805
Rent		18,226
Filing and registration fees		4,620
Other general and administrative expenses		
Payroll tax expense		16,666
Travel and entertainment		9,676
Automobile lease		9,500
Professional fees		20,753
Meetings		524
Subscriptions and publications		75
Insurance		4,769
Telephone		5,869
Depreciation		406
Office supplies and expenses		9,252
Contributions		150
Miscellaneous		641
Research and communication		25,072
	$	181,004

See independent auditors' report on supplemental information.

AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988

(732) 287-1000

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Seawoulfe Partners, Ltd.

We have audited the accompanying financial statement of Seawoulfe Partners, Ltd. as of and for the year ended December 31, 2001, and have issued our report thereon dated January 18, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Amper, Politziner & Mattia PA
AMPER, POLITZINER & MATTIA P.A.

January 18, 2002
Edison, New Jersey

SEAWOULFE PARTNERS, LTD.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

Net Capital		
Total stockholders' equity qualified for net capital	$	14,822
Deduction and/or charges		
Nonallowable assets		
Security deposits and other assets		4,133
Net capital	$	10,689
Aggregate Indebtedness		
Accounts payable	$	2,300
Computation of Basic Net Capital Requirement		
Minimum net capital required by SEC	$	5,000
Excess net capital	$	5,575
Ratio: Aggregate indebtedness to net capital		.22:1

Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2001

There were no material differences between this computation of net capital and the Company's.

SEAWOULFE PARTNERS, LTD.
Schedule I (continued)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

Seawoulfe Partners, Ltd.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF December 31, 2001

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:
"Special Account for the Exclusive Benefit of Customers" maintained

AMPER, POLITZINER & MATTIA P.A.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

PRINCETON, NEW JERSEY
(609) 897-0200

FLEMINGTON, NEW JERSEY
(908) 782-3021

WALL TOWNSHIP, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NEW JERSEY 08818-0988

(732) 287-1000

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Seawoulfe Partners, Ltd.

In planning and performing our audit of the financial statement and supplemental schedule of Seawoulfe Partners, Ltd. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Amper, Politziner & Mattia P.A.
AMPER, POLITZINER & MATTIA P.A.

January 18, 2002
Edison, New Jersey